Exhibit 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
JUNE 30, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars

		June 30,	March 31,
	Note	2020	2020

ASSETS

Current assets
Cash	3	$22,645	$249,183
Amounts receivable and other assets	5	60,398	83,378
Marketable securities		16,892	18,356
		99,935	350,917
Non-current assets
Restricted cash	4	178,401	178,143

Total assets		$278,336	$529,060

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$97,327	$100,075
Balance due to a related party	10	840,868	591,979
Director's loan	8	300,000	300,000
		1,238,195	992,054

Non-current liabilities
Director's loan	8	525,039	512,119

Total liabilities		1,763,234	1,504,173

Shareholders' equity
Share capital	9	64,341,556	64,341,556
Reserves	9	5,636,908	5,631,897
Accumulated deficit		(71,463,362)	(70,948,566)
		(1,484,898)	(975,113)

Total liabilities and shareholders' equity		$278,336	$529,060

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended June 30,
	Note	2020	2019

Expenses	10,11
Exploration and evaluation		$344,091	$311,551
Assays and analysis		67,766	5,614
Equipment rental		–	4,350
Geological, including geophysical		226,673	198,313
Property acquisition and assessments costs		198	21,268
Site activities		29,591	8,889
Socioeconomic		19,863	66,486
Travel and accommodation		–	6,631

Administration		119,571	182,843
Legal, accounting and audit		3,767	18,597
Office and administration	11(b)	101,554	126,273
Shareholder communication		8,113	22,629
Travel and accommodation		5,008	10,362
Trust and regulatory		1,129	4,982

Equity-settled share-based compensation		6,476	–
		470,138	494,394
Other items
Finance income		(674)	(1,728)
Interest expense – director's loans	8	32,411	22,438
Transaction cost – director's loans	8	12,920	38,174
Foreign exchange loss		1	40
Net loss		$514,796	$553,318

Basic and diluted loss per common share		$0.00	$0.00

Weighted average number of common
shares outstanding		175,602,894	170,602,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2020	2019

Net loss	$514,796	$553,318

Other comprehensive loss:
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	1,465	5,497
Total other comprehensive loss	1,465	5,497

Comprehensive loss	$516,261	$558,815

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2019	170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net loss for the period	–	–	–	–	–	(553,318)	(553,318)
Other comprehensive loss for the period	–	–	–	(5,497)	–	–	(5,497)
Total comprehensive loss	–	–	–	(5,497)	–	(553,318)	(558,815)
Gain on disposition of equity investments at FVTOCI	–	–	–	(5,455)	–	5,455	–
Balance at June 30, 2019	170,602,894	$64,041,556	$2,202,640	$14,022	$2,882,923	$(70,242,874)	$(1,101,733)

Balance at April 1, 2020	175,602,894	$64,341,556	$2,244,764	$13,761	$3,373,372	$(70,948,566)	$(975,113)
Net loss for the period	–	–	–	–	–	(514,796)	(514,796)
Other comprehensive loss for the period	–	–	–	(1,465)	–	–	(1,465)
Total comprehensive loss	–	–	–	(1,465)	–	(514,796)	(516,261)
Equity-settled share-based compensation	–	–	6,476	–	–	–	6,476
Balance at June 30, 2020	175,602,894	$64,341,556	$2,251,240	$12,296	$3,373,372	$(71,463,362)	$(1,484,898)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,
	Note	2020	2019

Operating activities
Loss for the period		$(514,796)	$(553,318)
Adjustments for:
Equity-settled share-based compensation		6,476	–
Finance income		–	(1,728)
Interest expense – director's loans	8	32,411	22,438
Transaction cost – director's loans	8	12,920	38,174

Changes in working capital items
Amounts receivable and other assets		22,980	271,848
Restricted cash		(258)	–
Accounts payable and accrued liabilities		(2,749)	24,082
Balance due to a related party		216,478	8,727
Net cash (used in) provided by operating activities		(226,538)	(189,777)

Investing activities
Proceeds from disposition of marketable securities		–	5,455
Interest received		–	1,728
Net cash provided by investing activities		–	7,183

Financing activities
Interest paid on director's loans	8	–	(22,192)
Net cash (used in) financing activities		–	(22,192)

Net (decrease) increase in cash		(226,538)	(204,786)
Cash, beginning balance		249,183	282,996
Cash, ending balance	3	$22,645	$78,210

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
Nature of operations and going concern

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the three months ended June 30, 2020 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at June 30, 2020, the Company had cash of $22,645, a working capital deficit of $1,138,260, and a shareholders’ deficiency of $71,463,362.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2020. Results for the reporting period ended June 30, 2020 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Audit Committee of the Company’s Board of Directors authorized these Financial Statements for issuance on August 28, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY Project. As at June 30, 2020 and 2019, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c)
Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2020.

(d)
Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30, 2020	March 31, 2020
Sales tax refundable	$23,831	$16,858
Prepaid insurance	36,567	66,520
Total	$60,398	$83,378

6.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration projects and their associated roaylaties , where the Company is currently incurring the majority of its exploration work.

(a)
IKE Project Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Galore and Juno Properties, which make up the IKE Project that is located in south-central BC. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

The IKE Property claims carry a Net Smelter Return (“NSR”) royalty obligation of 1%, subject to a $2 million cap with the Company able to purchase the royalty at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Granite Property claims are subject to a 2% NSR royalty which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire IKE Project is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b)
JOY Project Royalities

The 100% Amarc owned JOY Project comprises the JOY, PINE and Paula Properties, and also the STAKED Claims, which is located in north-central BC. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the JOY Property from a private company wholly-owned by one of its directors (note 10(c)) for the reimbursement of the vendor’s direct acquisition costs of $335,299. The JOY Property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

The PINE Property is subject to a 2.5% Net Profit Interest (“NPI”) royalty on mineral claims comprising about 96% of the PINE Property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through payment of $2.5 million in cash or shares.

The PINE Property is also subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production.

The Paula Property, which comprises a single mineral claim, is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

DUKE Project

The DUKE Project is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996.

7.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2020	March 31, 2020
Accounts payable	$77,331	$80,075
Accrued liabilities	19,996	20,000
Total	$97,327	$100,075

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.
DIRECTORS LOANS

	Three months ended June 30, 2020	Year ended March 31, 2020
Opening balance	$812,119	$893,800
Principal advances	–	675,000
Principal repayments	–	(375,000)
Transactions costs	–	(490,449)
Amortization of transaction costs	12,920	108,768
Closing balance	$825,039	$812,119

	Three months ended June 30, 2020	Year ended March 31, 2020
Current portion	$300,000	$300,000
Non-current portion	525,039	512,119
Total	$825,039	$812,119

Finance expenses	Three months ended June 30,
	2020	2019
Interest on director’s loan	$32,411	$22,438
Amortization of transaction costs	12,920	38,174
Total	$45,331	$60,612

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share (note 9(c)(i)).

(b)
2019 bridge loans

In July and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 9-month term and bearing interest at a rate of 10% per annum.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable transaction costs, comprised of the fair values of the loan bonus warrants granted, representing a partially offsetting asset balance. Such transaction costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

In August 2020, the principal and interest balances of the Second Bridge Loan were fully repaid.

9.
SHARE CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at June 30, 2020, there were 175,602,894 Common Shares issued and outstanding (June 30, 2019 – 170,602,894).

(b)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

	June 30, 2020			June 30, 2019
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding – beginning balance	$0.05	2,000,000	-	-
Grant	-	-	-	-
Outstanding – ending balance	$0.05	2,000,000	-	-

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes information on the options outstanding and exercisable as at June 30, 2020:

	Options Outstanding			Options Exercisable
Exercise price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Remaining Contractual Life (years)	Number of Options
$0.05	4.26	2,000,000	4.26	1,000,000
Total	4.26	2,000,000	4.26	1,000,000

(c)
Share purchase warrants

The following common share purchase warrants were outstanding at June 30, 2020 and March 31, 2019:

	Exercise price	June 30,2020	March 31,2020
Issued pursuant to the Loan (note 9(b)(i))	$0.05	16,000,000	16,000,000
Total		16,000,000	16,000,000

(i)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 8(a)). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

In August 2020, 3,000,000 share purchase warrants were exercised for financing the flow-through eligible expenses to be incurred.

10.
RELATED PARTY TRANSACTIONS

Balances due to related parties	June 30, 2020	March 31, 2020
Hunter Dickinson Services Inc.	$718,216	$507,232
Robert Dickinson (interest payable)	117,631	79,726
United Mineral Services Ltd.	5,021	5,021
Total	$840,868	$591,979

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 8 includes the details of a director’s loan. Note 6(b) and 6(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the three months ended June 30, 2020 and 2019, the Company’s President, Chief Executive Officer and Director; Chief Financial Officer (June 30, 2019 only); and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)).

During the three months ended June 30, 2020, the Company incurred a $1,000 fee for the services provided by the new Chief Financial Officer.

There were no other transactions with KMP during the three months ended June 30, 2020 and 2019.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer (until March 31, 2020) and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	Three months ended June 30,
(rounded to the nearest thousand CAD)	2020	2019
Services received from HDSI and as requested by the Company	$307,000	$299,000
Information technology – infrastructure and support services	15,000	15,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	64,000	46,000
Total	$386,000	$360,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

In November 2016, the Company acquired from UMS a 100% interest in two mineral property interests, namely the JOY Property (note 6(b)) and the DUKE Property (note 6(c)), for aggregate acquisition costs of $504,295 which were the direct acquisition costs of UMS for the two property interests.

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	Three months ended June 30,
(rounded to the nearest thousand CAD)	2020	2019
Services received from UMS and as requested by the Company	$-	$9,000
Total	$-	$20,000

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.
SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	Three months ended June 30,
(rounded to the nearest thousand CAD)	2020	2019
Salaries and benefits included in the following:
Exploration and evaluation expenses	$287,000	$203,000
Administration expenses 1	92,000	111,000
Total	$379,000	$314,000

1
This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.

(b)
Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	Three months ended June 30,
(rounded to the nearest thousand CAD)	2020	2019
Salaries and benefits	$61,000	$97,000
Insurance	21,000	12,000
Data processing and retention	15,000	15,000
Other office expenses	4,000	3,000
Total	$101,000	$127,000